Exhibit 3.01 to Eastman Chemical Company Current Report on Form 8-K Filed October 9, 2013 -- Text of Amendment to Bylaws (New Text Underlined)

EASTMAN CHEMICAL COMPANY BYLAWS

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SECTION III

Board of Directors

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Section 3.11  Compensation of Directors.  Directors shall receive such compensation for their services as the Board of Directors may determine.  Any director may serve the Corporation in any other capacity and receive compensation therefor.  No person shall qualify for service as a director of the Corporation if he or she is a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or has received any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation; provided that agreements providing only for indemnification and/or reimbursement of out-of-pocket expenses in connection with candidacy as a director (but not in connection with service as a director) and any pre-existing employment agreement a candidate has with his or her employer (not entered into in contemplation of the employer’s investment in the Corporation or such employee’s candidacy as a director), shall not be disqualifying under this Section 3.11.